02018377

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

3/6/02

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SEC FILE NUMBER
8- 00094

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

B. C. Ziegler and Company 000061

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 North Main Street
(No. and Street)

West Bend (City) Wisconsin (State) 53095 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Vredenbregt, Sr. VP, CFO, Treasurer, Controller (262) 334-5521
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name*)

100 East Wisconsin Avenue (Address) Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jeffrey C. Vredenbregt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. C. Ziegler and Company, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Jeff C Vredenbregt
Signature

Sr. VP, CFO, Treasurer, Controller
Title

Nelda D Zuelsdorf
Notary Public

N. D. Zuelsdorf
My commission expires September 21, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (Schedule I)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

Report of Independent Public Accountants

To the Board of Directors of B. C. Ziegler and Company:

We have audited the accompanying statement of financial condition of B.C. Ziegler and Company (a Wisconsin corporation and a wholly owned subsidiary of The Ziegler Companies, Inc.) as of December 31, 2001, and the related statements of operations, stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B.C. Ziegler and Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
February 9, 2002

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001
(in thousands except share amounts)

ASSETS

Cash	$ 23
Money market investment	7,759
Total cash and cash equivalents	7,782
Securities inventory	97,861
Accounts receivable, net of allowance of $125	3,755
Notes receivable	454
Property and equipment, net	5,431
Deferred taxes	2,498
Other assets	2,085
Total assets	$119,866

LIABILITIES AND STOCKHOLDER'S EQUITY

Payables to broker-dealers and clearing organizations	$ 79,089
Accrued compensation	8,511
Accounts payable	510
Accrued income taxes	1,183
Other liabilities and deferred items	2,461
Total liabilities	91,754
Commitments	-
Stockholder's equity:	
Common stock-	
Class A--$1 par, 1,150,000 shares authorized and issued	1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	12,883
Retained earnings	13,872
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	28,112
Total liabilities and stockholder's equity	$119,866

The accompanying notes to financial statements are an integral part of this statement.

B. C. ZIEGLER AND COMPANY

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001
(in thousands)

REVENUES:	
Investment banking	$24,905
Commission income	13,554
Investment management and advisory fees	10,343
Trading profits	5,492
Interest and dividends	1,776
Gain on sale of insurance operations	851
Other	2,842
	59,763
EXPENSES:	
Employee compensation and benefits	37,915
Communications and data processing	7,015
Promotional	3,998
Occupancy	3,553
Brokerage commissions and clearing fees	3,497
Professional and regulatory	1,590
Investment manager and other	1,159
Interest	1,131
Other expenses	44
	59,902
LOSS BEFORE BENEFIT FROM INCOME TAXES	(139)
BENEFIT FROM INCOME TAXES	378
NET INCOME	$ 239

The accompanying notes to financial statements are an integral part of this statement.

B. C. ZIEGLER AND COMPANY

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001
(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
BALANCE, December 31, 2000	$1,552	$12,673	$12,937	$(195)	$26,967
Net income	-	-	239	-	239
Merger of Ziegler Asset Management, Inc.	-	210	696	-	906
BALANCE, December 31, 2001	$1,552	$12,883	$13,872	$(195)	$28,112

The accompanying notes to financial statements are an integral part of this statement.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001
(in thousands)

BALANCE, December 31, 2000	$ -
Liabilities pursuant to temporary subordinated loans from Parent	11,500
Repayment of subordinated loans	(11,500)
BALANCE, December 31, 2001	$ -

The accompanying notes to financial statements are an integral part of this statement.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 239
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,270
Unrealized loss on securities inventory	9
Gain on sale of property and equipment	(288)
Gain on sale of insurance operations	(851)
Deferred income taxes	(797)
Change in assets and liabilities:	
Decrease (increase) in -	
Accounts receivable	(417)
Securities inventory	(54,903)
Other assets	126
Increase (decrease) in -	
Payable to broker-dealers and clearing organizations	54,781
Accounts payable	(490)
Accrued compensation	2,728
Income taxes payable	1,124
Other liabilities and deferred items	(658)
Cash received in merger of Ziegler Asset Management, Inc.	911
Net cash provided by operating activities	3,784
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments received on sale of property and equipment	364
Sale of insurance operations, net	591
Issuance of notes receivable	(126)
Capital expenditures	(1,280)
Net cash used in investing activities	(451)
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,333
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,449
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 7,782
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid during the year	$ 1,096
Income taxes refunded during the year	$ 705

The accompanying notes to financial statements
are an integral part of this statement.

B. C. ZIEGLER AND COMPANY

NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

DECEMBER 31, 2001

(1) Summary of Significant Accounting Policies-

B. C. Ziegler and Company (the "Company") is a wholly owned subsidiary of The Ziegler Companies, Inc. (the "Parent" and "ZCO"). The Company's primary businesses include the underwriting and sale of debt securities for hospitals, continuing care retirement facilities, other health and long-term care providers, churches and independent schools as well as financial advisory, investment advisory, asset management, retail brokerage, investment trading and related financial services. These services are provided to institutions, businesses and retail customers.

Investment Banking-

Investment banking revenues include gains, losses, and fees, net of expenses, arising from debt securities offerings in which the Company acts as an underwriter. Investment banking revenues also include fees earned from providing strategic consulting, merger and acquisition, and financial advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Deferred expenses on investment banking transactions not yet completed were $514 at December 31, 2001, and are reflected in accounts receivable.

Commission Income-

Acting as an agent, the Company earns substantially all commission income by buying and selling securities on behalf of its customers and earning commissions on the transactions. Although commissions are generally associated with individual securities transactions and the dollar amount of the transactions, the Company also earns and records commission income based on the net asset value of the accounts.

Investment Management and Advisory Fees-

The Company earns investment management and advisory fees for investment advice and administrative services provided. The Company earns fees based on the net asset value of the individual and institutional accounts. Revenues from investment management and advisory fees and related activities are recognized over the period in which services are performed.

Securities Transactions-

Securities transactions are recorded on settlement date which is not materially different from trade date. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as both principal and agent. If

another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Securities owned are carried at market value or, in the event there is no readily identifiable market value, fair value as determined by management using market values of similarly traded securities. Unrealized gains or losses are reflected in income.

Income Taxes-

The Company is included in a consolidated Federal income tax return filed by its Parent. The consolidated tax provision is allocated among the Parent and its subsidiaries based on their respective contributions to consolidated taxable income.

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's financial statements for deferred income taxes in recognition of these temporary differences. A valuation allowance is established for deferred tax assets when, as determined by management, it is more likely than not that the tax benefit will not be realized.

Depreciation-

The Company provides for depreciation of assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Buildings are depreciated over 20 to 40 years. Furniture, fixtures, and equipment are depreciated over 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill-

Goodwill recorded by the Company relates to the Parent's acquisition and subsequent merger of GS^2 into the Company. The Company periodically evaluates the carrying amount of its goodwill, considering such factors as historical profitability and estimated future cash flows, to determine that the assets are realizable. The balance of goodwill is $3,242 with a previously established valuation allowance of $2,255 and accumulated amortization to date resulting in a carrying balance of $546 at December 31, 2001, and is reflected in other assets. Total goodwill amortization in 2001 was $52.

Derivative Financial Instruments

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, derivatives are recognized at fair value in the Statement of Financial Condition. See Note 11.

Cash Equivalents-

Cash equivalents are defined as unrestricted short-term investments maturing within three months of the date of purchase. Short-term investments consist primarily of money market investments.

Use of Estimates-

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements-

"Accounting for Transfers of Financial Assets"-

In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125." SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and requires certain disclosure. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement requires an entity that has securitized financial assets to disclose information about accounting policies, volume, cash flows, key assumptions made in determining fair values of any retained interest, and sensitivity of those fair values to changes in key assumptions.

SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of SFAS No. 140 did not materially impact earnings or financial condition.

"Business Combinations" and "Goodwill and Other Intangible Assets"-

In June 2001, FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 15, 2001 with early adoption allowed. Application of SFAS No. 141 is required for purchase business combinations completed after June 30, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS Nos. 141 and 142. Other intangible assets will continue to be amortized over their useful lives.

The Company adopted the new rules on accounting for goodwill and other intangible assets in the first quarter of 2002. Subject to final analysis, the Company expects application of the non-amortization provisions of the SFAS Nos. 141 and 142 to result in a positive effect on net income of approximately $52 in 2002. The Company will perform the first of the required impairment tests of goodwill during the first quarter of 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company, however it does not expect the impact to be material.

"Accounting for Impairment or Disposal of Long-Lived Assets"-

In August 2001, FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 also supercedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 is intended to establish one accounting model for long-lived assets to be disposed of by sale and to address significant implementation issues of SFAS No. 121. The Company adopted SFAS No. 144 effective January 1, 2002. The Company does not expect SFAS No. 144 will have a material effect on the financial statements.

(2) Securities Inventory-

Securities inventory at December 31, 2001, consists of trading securities at fair value, as follows:

Municipal bond issues	$96,281
Institutional bond issues	1,271
Other	309
	$97,861

Municipal bond issues consist primarily of revenue bonds issued by state and local governmental authorities related to health care facilities. Institutional bond issues consist primarily of bonds issued by churches and independent schools.

Included in municipal bond issues at December 31, 2001 are approximately $18,632 of bonds from three Indiana issuers, $17,500 from one issuer in Georgia, $14,477 from one New Jersey issuer, $10,000 from one issuer in Maryland and $10,000 from one issuer in Mississippi. A significant amount of these bonds have been sold in 2002.

(3) Payable to Broker-Dealers and Clearing Organizations-

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The relationship with the clearing brokers results in amounts payable for transaction processing and inventory purchases offset by fees earned, commissions, inventory sales and profits or losses on securities transactions. The amount payable to the clearing broker of $79,039 at December 31, 2001 relates primarily to the financing of inventory and is collateralized by securities with a market value of $97,861 owned by the Company. Interest expense incurred on this financing arrangement in 2001 was $1,048. The interest rate on this financing arrangement is 4.50% at December 31, 2001.

(4) Property and equipment-

Property and equipment consists of the following:

Property and equipment:	
Land and improvements	$ 346
Buildings	4,394
Furniture and equipment	11,799
Leasehold improvements	943
Property and equipment, at cost	17,482
Less accumulated depreciation and amortization	12,051
Property and equipment, net	$ 5,431

Total depreciation and amortization expense related to property and equipment was $2,193 in 2001.

(5) Related Company Transactions-

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $10,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 4.75% at December 31, 2001. Total interest expense incurred under this arrangement in 2001 was not significant. The Company had no amounts outstanding under this arrangement at December 31, 2001.

As permitted by the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), in order to enable the Company to complete specific underwritings, the Company also borrows from the Parent under a Temporary Subordinated Loan Agreement. The Company may borrow up to $20,000 under this arrangement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less. The Company borrowed $11,500 million under this arrangement during 2001. Total interest incurred under this arrangement in 2001 was $67. The Company had no amounts outstanding under this arrangement at December 31, 2001.

The Company sponsors the North Track family of mutual funds (the "Funds"). Certain Company officers also serve as officers of the Funds. The Company provides investment advisory services for the Funds. Total fees for services earned from the Funds approximated $6,080 in 2001. Amounts due from the Funds were $1,117 at December 31, 2001.

The Company provides equity trading and operational support to EnvestnetPMC, a subsidiary of The EnvestNet Group, Inc. ("EnvestNet"). The Parent has a minority interest in EnvestNet. Total fees for these services were $61 in 2001. EnvestnetPMC provides the Company with reporting and reconciliation services for various asset based accounts. The Company paid EnvestnetPMC $40 for these services in 2001.

(6) Line of Credit-

The Company has a line of credit with a bank totaling $20,000. The total amount of this line is shared with the Parent. In accordance with normal banking practice, this line may be withdrawn at the discretion of the lender. The Company is required to maintain $330 as a compensating balance as of December 31, 2001 and there is no legal restriction on the withdrawal of this balance. The interest rate is the 30-day LIBOR plus 275 basis points which was 4.62% at December 31, 2001. Interest expense incurred in 2001 on this facility was not significant. There were no borrowings outstanding by the Company at December 31, 2001. The Parent had no outstanding borrowings at December 31, 2001.

(7) Retirement Plans-

The Company maintains a contributory profit sharing plan covering substantially all full-time employees. The plan provides for a guaranteed Company match equal to 50% of employee contributions up to 6% of defined compensation and a discretionary annual Company contribution up to 6% of defined compensation for the year. The annual Company contributions are at the discretion of the board of directors. Contribution expenses were $1,034 in 2001, which were for guaranteed matching contributions and a 2% discretionary annual contribution.

(8) Provision for (Benefit from) Income Taxes-

The provision for (benefit from) income taxes for the year ended December 31, 2001, consisted of the following:

Current Federal	$ 411
Current state	8
Deferred	(797)
Total	$ (378)

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2001 are as follows:

Deferred tax assets:	
Deferred compensation	$ 771
Deferred income	631
Fixed assets	218
State net operating loss carryforwards	386
Non-allowable accruals	435
Other	57
Total deferred tax assets	2,498
Deferred tax liabilities	-
Net deferred tax assets	$2,498

The Company's deferred tax assets generated from state net operating loss carryforwards expire in the years 2012 through 2021.

The following is a reconciliation of the statutory Federal income tax rate to the effective income tax rate:

Statutory Federal income tax rate	34%
State income taxes, net of related Federal tax effect	(6)
Tax-exempt interest income	307
Interest expense on tax-exempt income	(96)
Amortization	(13)
Nondeductible business expenses	(63)
Additional taxes used	109
Effective income tax rate	272%

(9) Net Capital Requirements-

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Such net capital requirements could restrict the ability of the Company to pay dividends to its Parent. At December 31, 2001, the Company had net capital of $6,062, which was $5,154 in excess of its required net capital of $908. The Company's ratio of aggregate indebtedness to net capital is 2.25 to 1.

(10) Commitments and Contingent Liabilities-

In the normal course of business, the Company enters into firm underwriting commitments for the purchase of debt securities. These commitments require the Company to purchase debt securities at a specified price. The Company attempts to pre-sell the securities issues to customers. The Company had no commitments outstanding at December 31, 2001.

In the normal course of business, the Company serves as the remarketing agent on certain variable-rate municipal bonds that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered bonds into its own securities inventory. The Company finances the purchase of variable-rate municipal bonds through its clearing broker. See Notes 2 and 3.

The Company has entered into certain agreements where future performance is required. Although fees have been collected, they have not been included in the income of the Company. Income will only be recognized when performance is complete or all risk that fees will be returned has been eliminated. The fees are included as deferred revenue in other liabilities and deferred items and total $1,583 at December 31, 2001.

The Company leases office space under noncancelable lease agreements which allow for annual adjustments to the minimum lease payments to reflect increases in actual operating costs. The Company also leases computer equipment under noncancelable agreements. Rental expense for 2001 was $3,996. Minimum lease payments for office space and computer equipment, are:

2002	$2,894
2003	2,348
2004	1,928
2005	1,746
2006	1,720
Thereafter	2,038

In the normal course of business, the Company has been named as defendant in certain lawsuits. These suits arise in connection with the Company's role as an underwriter in various securities offerings. At December 31, 2001, one such lawsuit brought by an institutional investor who purchased a $5 million bond in a primary offering of securities was pending. The investor requests rescission under state securities laws. Rescission, if granted, would have resulted in a loss to the Company approximating $1 million based on market values as of December 31, 2001. Management believes it has meritorious defenses and has not provided any significant reserves for losses at December 31, 2001. The matter is expected to be arbitrated in 2002. The Company is also a defendant in other lawsuits incidental to its securities and other businesses. Based on its understanding of the facts, and the advice of legal counsel, management believes that resolution of these actions will not result in any material effect on the financial condition or results of operations of the Company.

(11) Fair Value of Financial Instruments-

The financial instruments of the Company are reported in the Statement of Financial Condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments, with the exception of the following financial instruments:

Notes Receivable-

The fair value of Notes Receivable approximates carrying value. The Company uses various means to determine fair value including current interest rates, the credit profile of the issuer, the term of the note, and discounted cash flow analysis.

Derivatives-

The Company uses an interest rate forward agreement to manage its interest rate exposure associated with a forward debt service agreement executed by BCZ on behalf of a customer. The interest rate forward agreement and forward debt service agreements have identical notional values of $5,005. The reference interest rates in the interest rate forward agreement are based on the AAA/Aaa General Obligation bonds and are intended to approximate the interest rates used in the forward debt service agreement. The duration and terms

of the interest rate forward agreement are consistent with the forward debt service agreement and expire in January, 2003. The fair values of the interest rate forward and the forward debt service agreements are based on the amounts that would be required to settle the agreements using current reference or market rates. The net receivable to settle the interest rate forward and forward debt service agreements was immaterial at December 31, 2001 and is based on discounted cash flow analysis.

(12) Sale of Insurance Agency

In June, 2001, the Company sold its insurance agency. The gain recognized after all related expenses was $851 before taxes. The Company received cash of $591 net of transaction costs at closing and will receive $259 in 2002. There is also a contingent payment associated with retention of the customer base by the purchaser which could potentially increase the proceeds and corresponding gain recognized by the Company in 2002.

(13) Merger

On December 7, 2000, the board of directors of the Company and Ziegler Asset Management, Inc. ("ZAMI") approved a merger agreement that resulted in ZAMI merging with and into the Company (the "Agreement"). The merger became effective on January 1, 2001. Under the Agreement, each share of ZAMI common stock outstanding was cancelled without payment. Prior to the merger, the Company and ZAMI were both wholly owned operating subsidiaries of the Parent. As such, the transaction was accounted for as a common control merger, and in doing so the Company recorded all assets, liabilities and related equity accounts of ZAMI at the carrying amount at the time of the merger.

SCHEDULE I

B. C. Ziegler and Company

December 31, 2001

ADDITIONAL INFORMATION

Computation of Net Capital Under Rule 15c3-1

Total stockholder's equity		$28,112,167
Deductions to determine net capital:		
Non-allowable assets:		
Partly secured & unsecured non-customer receivables	$ 3,364,855	
Investment in & receivables from related companies	65,910	
Land, buildings & equipment, net	5,431,241	
Prepaid expenses and other assets	2,377,424	
Deferred tax benefit	2,498,000	
Non-marketable securities	1,271,342	
Total non-allowable assets	$15,008,772	
Haircuts:		
Excess Fidelity Bond deduction	25,000	
Trading & investment securities:		
U.S. Government securities	6,360	
Municipal securities	3,419,397	
All other securities	175,494	
Undue concentration	663,705	
Presumed marketability test applied to municipal securities	2,751,963	
Total haircuts	7,041,919	
Total deductions		22,050,691
Net capital		6,061,476
Net capital required		907,723
Excess net capital		$ 5,153,753
Aggregate indebtedness		$13,615,854
Ratio of aggregate indebtedness to net capital		2.25 to 1

Statement Regarding rule 17-a5(d)(4) of the Securities and Exchange Commission

There are no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding amended unaudited Form X-17-A-5 Part II filing as of December 31, 2001.

ANDERSEN

Independent Public Accountants' Report on Internal Control Structure

To the Board of Directors of B. C. Ziegler and Company:

In planning and performing our audit of the financial statements of B.C. Ziegler and Company (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
(2) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and
(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
February 9, 2002